SHEARMAN & STERLING LLP
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(55)11-3702 2202		NEW YORK
PARIS
ROME
BY EDGAR AND FACSIMILE		SAN FRANCISCO
SÃO PAULO
SINGAPORE
Mr. Lyn Shenk		TOKYO
Assistant Chief Accountant		TORONTO
Division of Corporation Finance		WASHINGTON, D.C.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: (202) 772-9202

May 29, 2006

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Mr. Shenk:

     Gol Linhas Aéreas Inteligentes S.A., (the “Company”) has received the Staff’s comment letters dated April 19, 2006 and May 23, 2006 concerning the above-referenced filing on Form 20-F (the “20-F”). On behalf of the Company, we advise you as follows regarding your comments as noted below:

Comment No. 1: Selected Financial Data, Page 6:

We note your response to our prior comment #1. We reissue our original comment. Please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness of EBITDA when evaluating your performance, or, in the alternative, respond to confirm that you will revise to eliminate presentation of this measure in future filings.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1:

The Company confirms that it will eliminate presentation of EBITDA as a non U.S. GAAP measure in its future filings, including its Registration Statements on Forms F-3 as filed with the SEC on May 17, 2006.

Comment No. 2: Note 5. Deposits, page F-10

We note your response to our prior comment #6. We reissue our original comment in part. Please tell us whether excess payments are refundable to you under the terms of your leases; whether lessors are contractually obligated to reduce future payments if amounts paid have exceeded actual maintenance costs; and whether you expect cumulative excess payments to exist at the end of the lease terms. Based on your response, it appears you may be relying on the possibility of future negotiations with lessors to determine whether excess payments may be used. If this is the case, we do not believe the possibility of renegotiating the terms of your leases in the future is relevant to the accounting for the actual terms of such leases. If maintenance payments required under your leases are nonrefundable, it would appear that your leases are similar, in substance, to leasing maintained aircraft and engines, in which case you should recognize both stated rent and stated maintenance expense over the term of the lease similar to rental expense.

Response to Comment 2:

The Company has always borne and continues to bear the cost of maintenance on its leased aircraft. As the Company bears the cost of maintenance and the funds on deposit are its property, the excess funds that remain at the end of the lease term are refundable to it.

In many cases, lessors are obligated to reduce future payments if amounts paid have exceeded actual maintenance costs. In other cases, the leases contain certain provisions that can modify the amount of deposits positively or negatively over the term of the lease. Reductions in deposits can either be a result of lower maintenance cost experience or the improved credit of the Company, while increases in the Company’s maintenance cost experience could result in additional deposits in the future in certain circumstances. If the Company has excess deposits available (either during the lease term or at lease termination), it would likely recover those excess deposits from the lessor as a reduction in some other obligation that is owed by the Company under the lease (e.g., lease payments), as this is substantially more efficient for the Company from a tax perspective.

Currently, the Company does not expect cumulative excess payments to exist at the end of the lease terms.

The Company will revise in future filings the disclosure in Note 5 of its financial statements (page F-10), which inadvertently suggests that lessors are responsible for maintenance services.

As requested, we enclose with this letter excerpts of the following six lease agreements, all of which contain maintenance reserve deposit provisions:

  Aircraft Head Lease Agreement between the Company and Boeing Capital Corporation, dated January 8, 2001;
  Aircraft Lease Agreement between the Company and International Lease Finance Corporation, dated December 19, 2002;
  Aircraft Lease Agreement between the Company and GECAS France SARL, dated December 9, 2004;
  Side letter dated October 2005 to Aircraft Lease Common Terms Agreement between the Company and General Electric Capital Corporation, dated November 29, 2000;
  Aircraft Lease Agreement between the Company and RBS Aerospace Limited, dated April 8, 2005; and
  Aircraft Lease Agreement between the Company and (*) dated February 20, 2006.

The Company has marked with arrows the sections relating to its responsibility for maintenance and maintenance deposits. It will of course provide any further information, if requested. The Company asked us to confirm to you that these agreements are representative of agreements under which its maintenance deposits have been capitalized in the past.

The Company asks us to convey its acknowledgement that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2202 or Mr. Richard F. Lark of the Company at (011-55-11) 5033-4226.

Very truly yours,

/s/ Andrew B. Janszky
Andrew B. Janszky

cc: Richard F. Lark – Gol Linhas Aéreas Inteligentes S.A.
cc: Tobias Stirnberg – Shearman & Sterling LLP

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

ANNEX

EXAMPLE CONTRACTS

No.	Title, Parties and Date	Pages
1.	Aircraft Head Lease Agreement between the Company and Boeing Capital Corporation, dated January 8, 2001	1-18
2.	Aircraft Lease Agreement between the Company and International Lease Finance Corporation, dated December 19, 2002	19-41
3.	Aircraft Lease Agreement between the Company and GECAS France SARL, dated December 9, 2004	42-44
4.	Side letter dated October 2005 to Aircraft Lease Common Terms Agreement between the Company and General Electric Capital Corporation, dated November 29, 2000	45-47
5.	Aircraft Lease Agreement between the Company and RBS Aerospace Limited, dated April 8, 2005	48-52
6.	Aircraft Lease Agreement between the Company and (*) dated February 20, 2006	53-68

Terminology and General Concepts for the review of the example contracts:

Supplemental Rent. The maintenance reserve deposits made into the maintenance reserve accounts. Gol (Lessee) pays cash deposits to Lessor.

Maintenance. Gol (Lessee) is responsible for the maintenance and has the related risk.

Returns. Gol (Lessee) is responsible for returning the aircraft in a certain condition and Gol has the financial risk of paying for any shortfall between final maintenance expenses and cash in reserve account.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Aircraft Head Lease Agreement

between the Company and Boeing Capital Corporation

dated January 8, 2001

Execution Copy

AIRCRAFT HEAD LEASE AGREEMENT (28101)

Dated as of
January 08, 2001

BETWEEN

BCC GRAND CAYMAN LIMITED

(Head Lessor)

AND

BOEING CAPITAL CORPORATION

(Lessee)

Concerning

One (1) Boeing Model 737-700 Airframe (MSN 28101)

Two (2) CFM International Model CFM 56-7B22 Engines

9.04	Title to Parts	20
9.05	No Liability for Alteration, Modification or Addition; Grounding	20

ARTICLE 10 General Tax Indemnity
10.01	(a) Indemnity	21
	(b) Withholding Taxes	21
	(c) Limitation on Indemnity	22
10.02	After-Tax Nature of Indemnity	22
10.03	Contest	22
10.04	Application of Payments During Existence of Event of Default	23
10.05	Survival of Indemnities	23

ARTICLE 11 Damage, Destruction, Requisition or Condemnation		24
11.01	Event of Loss with Respect to an Airframe or an Airframe and the Engines Installed Thereon	24
11.02	With Respect to an Engine	24
11.03	Application of Payments from Governmental Authorities for Requisition of Title	25

ARTICLE 12 Insurance		25
12.01	Aviation Third Party Legal Liability Insurance	25
12.02	Aircraft Hull Insurance	27
12.03	Default	29
12.04	Certificates	29
12.05	Premiums	29
12.06	Claims	30
12.07	Reinsurance	30
12.08	Self-Insurance	31

ARTICLE 13 General Indemnification		31

ARTICLE 14 Liens		32

ARTICLE 15 Recordation and Further Assurances		32

ARTICLE 16 Return of Aircraft and Aircraft Documentation		33
16.01	Return	33
16.02	Engines	34
16.03	Return of Aircraft Documentation	34
16.04	Delayed Return of Aircraft	35
16.05	Special Markings	35
16.06	Modification Kits	35
16.07	Maintenance Generally	35

	(a) Certification	35
	(b) Overhaul and Repair	36
	(c) Repairs	36
	(d) Modifications	36
	(e) Airworthiness Directives and Mandatory Regulations	36
	(f) Records	37
	(g) Return Status	38
	(h) Deferred Maintenance	39
	(i) Corrosion, Aging Aircraft, SSI and SDI	39
	(j) Pre-Return Inspections	39
	(k) Correction of Discrepancies	39
	(1) General Appearance	40
	(m) Fuel	41
16.08	Equivalency Charges - Maintenance of Engines, Landing Gear and Components	41
16.09	Head Lessor Obligation	41
16.10	Rights Accruing to Head Lessor Upon Termination	41
16.11	Storage	41
16.12	Maintenance at Head Lessor's Request	42
16.13	Aid in Disposition	42

ARTICLE 17 Events of Default		42

ARTICLE 18 Remedies		44

ARTICLE 19 Miscellaneous		47
19.01	Construction and Applicable Law	47
19.02	Notices	47
19.03	Head Lessor's Right to Perform for Lessee	48
19.04	Counterparts	48
19.05	Quiet Enjoyment	48
19.06	Legal Fees and Other Expenses	48
19.07	Assignment by Head Lessor	49
19.08	Survival	50
19.09	Successors and Assigns	50
19.10	Submission to Jurisdiction	50
19.11	[Intentionally Omitted]	50
19.12	Currency	50
19.13	Commercial Acts	51
19.14	WAIVER OF JURY TRIAL	51
19.15	Entire Agreement	51
19.16	Language	51

ARTICLE 20 Security Deposit		52
20.01	Security Deposit	52
20.02	Letter of Credit	52

ARTICLE 21 Maintenance Reserves		53

ARTICLE 22 Characterization of Head Lease		56
22.01	True Head Lease	56
22.02	Tax Assumptions	56
22.03	Tax Representations	57
22.04	Tax Indemnity	57
22.05	Survival	57
22.06	Definitions	57
22.07	Lessee Repotting Requirements	57
EXHIBIT A - HEAD LEASE SUPPLEMENT NO. 1
ANNEX I TO HEAD LEASE SUPPLEMENT - AIRCRAFT CONDITION
SCHEDULE 1 - INITIAL AIRCRAFT DOCUMENTATION

[Aircraft Head Lease Agreement (28101)]

pursuant to the terms of this Head Lease Agreement. Each Head Lease Supplement shall be deemed to have been incorporated into this Head Lease Agreement to the same extent as if such provisions were fully set forth herein.

"Head Lease Supplement No. 1" means the initial Head Lease Supplement, dated the Delivery Date.

"Head Lease Termination Date" is defined in Head Lease Supplement No. 1.

"Head Lessor" means BCC Grand Cayman Limited, a company organized under the laws of the Cayman Islands.

"Incentive Rate" means a per annum interest rate equal to the Prime Rate plus 5%, or the maximum rate permitted by applicable law, whichever is less, calculated on the basis of a year of 360 days and actual days elapsed.

"Initial Rent Payment Date" is defined in Section 4.01 hereof.

"Items of Equipment" or "Items" means any or all of the Aircraft, the Airframe, the Engines, and each Part, as such terms are defined herein.

"Lessee Liabilities" means Debt of Lessee.

"Lessor's Liens" means Liens on or relating to or affecting the Aircraft arising as a result of claims against the Head Lessor (including, without limitation, claims for Taxes) not related to this Head Lease and for which Lessee is not obligated to indemnify Head Lessor or Head Lessor hereunder.

"Letter of Credit" is defined in Section 20.02 hereof.

"Lien" means any mortgage, pledge, lien, charge, encumbrance, lease, exercise of rights, security interest or claim.

"Maintenance Program" is defined in Section 6.05 hereof.

"Maintenance Reserves" is defined in Article 21 hereof.

"Other Head Lease" means the Aircraft Head Lease Agreement (28099) dated the date hereof between Head Lessor and Lessee.

[Aircraft Head Lease Agreement (28101)]

"Sublease Supplement" means a Sublease Supplement entered into between Lessee and Sublessee pursuant to the terms of the Sublease.

"Sublessee" means GOL Transportes Aéreos Ltda., a company organized under the laws of Brazil.

"Supplemental Rent" means all amounts, liabilities and obligations (other than Basic Rent) which Lessee assumes or agrees to pay under this Head Lease or related documents to Head Lessor or others, including, without limitation, (a) Stipulated Loss Value payments; (b) all amounts required to be paid by Lessee under the agreement, covenants and indemnities contained in this Head Lease; and (c) any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, costs, expenses or disbursements (including, without limitation, legal fees and expenses and any and all costs or expenses incurred by Head Lessor to remedy any failure by Lessee to return the Aircraft to Head Lessor in accordance with the conditions set forth in Article 16 hereof) of any kind and nature whatsoever which may be imposed upon or incurred by Head Lessor by reason of the failure of Lessee to duly perform its obligations under this Head Lease.

"Taxes" is defined in Section 10.01(a) hereof.

"Technical Acceptance Certificate" is defined in Section 2.04.1(c) hereof.

"Term" means the term for which the Aircraft is leased hereunder pursuant to Article 3 hereof.

"Transfer" means the transfer of all Head Lessor's right, title and interest to property, without recourse or warranty other than as to the absence of Lessor's Liens.

ARTICLE 2

Delivery and Acceptance

2.01 Head Lessor hereby agrees (subject to Head Lessor's purchase of the Aircraft from Seller and satisfaction of the conditions hereinafter set forth) to lease to Lessee hereunder, and Lessee hereby agrees to lease from Head Lessor hereunder, the Aircraft, as evidenced by the execution by Head Lessor and Lessee of Head Lease Supplement No. 1 leasing the Aircraft hereunder. The Aircraft, together with such of the Aircraft's (and each Engine's) records and data as Head Lessor shall have received from the previous operator of the Aircraft, shall be delivered to Lessee at Berlin-Tegel Airport, Germany, or such other location mutually agreed by Lessee and Head Lessor.

[Aircraft Head Lease Agreement (28101)]

legal process in connection with any suit, action or proceeding relating to this Head Lease, brought in California.

2.06 On the Delivery Date, Sublessee shall have obtained all Required Approvals which shall be in full force and effect on or before the Delivery Date. In addition, Lessee shall have caused Sublessee to furnish to Head Lessor copies of all Required Approvals to be delivered on or before the Delivery Date, as provided for in Section 2.04 above, certified as true and complete and accurately translated into the English language.

2.07 On the Delivery Date, Lessee shall have caused Sublessee to pay all fees, Taxes (including stamp taxes) and other amounts being due and payable on or before the Delivery Date pursuant hereto, including, without limitation, the fees and expenses payable pursuant to Section 19.06 hereof.

ARTICLE 3

Term

The Term for the Aircraft shall commence on the Delivery Date therefor as set forth in Head Lease Supplement No. 1 and shall continue for a period of eighty-four (84) months, unless earlier terminated in accordance with Section 18.

ARTICLE 4

Rent

4.01 Basic Rent. Lessee covenants and agrees to pay Head Lessor, in Dollars, Basic Rent for the Aircraft throughout the Term in accordance with the terms of Lease Supplement No. 1 (or any applicable Head Lease Supplement); provided, that Head Lessor agrees the initial payment of Basic Rent hereunder shall be payable on or before January 15, 2001 (the "Initial Rent Payment Date"); provided further that if the Initial Rent Payment Date falls on a date within a month other than the Rent Payment Date within such month, then the amount of Basic Rent payable on the Initial Rent Payment Date shall be adjusted on a per diem basis (using 30 days as a basis) for each day from and including the Initial Rent Payment Date to and including such Rent Payment Date. If any installment of Basic Rent is due on a day other than a Business Day, such installment shall be payable on the next succeeding Business Day.

4.02 Supplemental Rent. Lessee also agrees to pay to Head Lessor, or at Head Lessor's direction to whomsoever shall be entitled thereto, any and all Supplemental Rent promptly as the same shall become due and owing, and in the event of any failure on the part of Lessee to pay any Supplemental Rent Head Lessor shall have all rights, powers and remedies provided for

[Aircraft Head Lease Agreement (28101)]

CONVEYANCE SHALL BE VOID ABINITIO EXCEPT AS PERMITTED BY SECTION 6.01 HEREOF.

6.03 Use. Lessee shall cause Sublessee to use the Aircraft solely in commercial operations for which Sublessee is duly authorized by the appropriate regulatory authorities but shall not use or permit the Aircraft to be used (a) for any purpose for which the Aircraft is not designated and reasonably suitable or (b) for the carriage of persons and property within (except to or from) the United States of America. Lessee shall cause Sublessee to pay for and provide all electric power, oil, fuel and lubricants consumed by and required for the operation of the Aircraft, and all repairs, parts and supplies necessary therefor.

6.04 Lawful Insured Operations. Lessee will not permit the Aircraft or any Item to be maintained, used or operated in violation of any applicable law, treaty, statute, rule, regulation or order of any government or governmental authority having jurisdiction, or contrary to any manufacturer's operating manuals, instructions, and airworthiness directives, or in violation of any applicable airworthiness certificate, license or registration relating to the Aircraft or Engines issued by any such authority. In the event that any such laws, rules, regulations or orders require alteration of any Item of Equipment, Lessee shall conform the Item thereto at its sole expense and shall maintain the Item of Equipment in proper condition for operation under such laws and rules. Lessee agrees not to operate any Item, or suffer such Item to be operated, (A) unless such Item is covered by insurance as required by the provisions of Article 12 hereof, or (B) contrary to the terms of such insurance as required by the provisions of Article 12 hereof.

6.05 Maintenance. Lessee shall cause Sublessee, at Sublessee's cost and expense, to: (i) service, repair, maintain and overhaul, test or cause the same to be done to each Item of Equipment leased hereunder (A) so as to keep such Item in as good an operating condition and appearance as when delivered to Lessee hereunder, ordinary wear and tear excepted, (B) so as to keep such Item in compliance with all maintenance manuals initially furnished with the Aircraft, including any subsequent amendments or supplements to such manuals issued by the manufacturer from time to time, and all so-called "mandatory," "alert" and "highly recommended" service bulletins and similar notices issued or supplied by or available through the manufacturer of such Item, (C) so as to keep such Item in such operating condition as may be necessary to enable the airworthiness certification of such Item to be maintained in good standing at all times under the applicable rules and regulations of the Aeronautics Authority, (D) so as to meet the standards observed by Lessee with respect to aircraft of similar type owned or leased by Lessee and operated on similar routes, and in a manner which does not adversely discriminate against the Aircraft compared to aircraft of similar type operated by Sublessee, (E) so as to keep the Aircraft in such operating condition as would be necessary to enable Head Lessor at the time of the return of the Aircraft by Lessee to apply for and immediately obtain a standard Certificate of Airworthiness for the Aircraft from the FAA, and (F) in strict compliance with Sublessee's FAA or equivalent Aeronautics Authority and manufacturer approved overhaul and maintenance

[Aircraft Head Lease Agreement (28101)]

Return of Aircraft and Aircraft Documentation

16.01 Return. Except as otherwise provided herein, at the expiration of the Term for the Aircraft or upon the sooner termination of this Head Lease, Lessee, at its own expense, shall return the Aircraft to Head Lessor by delivering the same to Head Lessor at a location in the United States or Canada designated by Head Lessor. Lessee shall cause Sublessee to use reasonable efforts, in conjunction with Head Lessor, to select and mutually agree upon a return location that will minimize Head Lessor's tax liability. The Aircraft, at the time of return to Head Lessor, shall be in Sublessee's passenger configuration fully equipped, subject to Section 16.02 hereof, with the Engines installed thereon and with all other equipment, parts, accessories and loose equipment as when delivered to Lessee. Lessee shall not be relieved of any of its duties, obligations, covenants or agreements under this Head Lease (including, without limitation, its obligation to pay Basic Rent and Maintenance Reserves) prior to the return of the Aircraft in the manner and condition required with respect to such return. The Aircraft, upon redelivery pursuant hereto, (i) shall be free and clear of all Liens, other than the lien of this Head Lease, (ii) shall be in the same operating condition, ordinary wear and tear excepted, as when delivered to Lessee hereunder, (iii) shall have a valid Aeronautics Authority Export Certificate of Airworthiness, (iv) shall be immediately eligible for a U.S. Standard Certificate of Airworthiness and be immediately qualified for operations under FAR Part 121 without any restrictions, and (v) shall satisfy all the conditions set forth in this Article 16.

16.02 Engines. In the event any engine not owned by Head Lessor shall be returned with the Airframe in lieu of an Engine: (i) if the reason therefor is other than that an Event of Loss has occurred to such Engine, such engine shall be satisfactory to Head Lessor, in its reasonable discretion, free and clear of Liens, suitable for use on the Airframe and shall have a value and utility at least equal to, and be in as good operating condition (including the incorporation of all Airworthiness Directives and alert service bulletins which Lessee is required to effect under this Head Lease, and no greater number of accumulated Flight Hours or Cycles since the last heavy shop visit on such engine) as the Engine that should have been returned, ordinary wear and tear excepted, assuming such Engine which should have been returned was in the condition and repair as required by the terms hereof immediately prior to such required return; and (ii) if the reason therefor is that an Event of Loss has occurred to such Engine, such engine shall be free and clear of Liens, suitable for use on the Airframe and shall have a value and utility at least equal to, and be in as good operating condition (including the incorporation of all Airworthiness Directives and alert service bulletins which Lessee is required to effect under this Head Lease) as the Engine that should have been returned, assuming such Engine which should have been returned was in the condition and repair as required by the terms hereof immediately prior to such required return; and, in either ease, Lessee shall, at its own expense and concurrently with such delivery, furnish Head Lessor with a bill of sale, in form and substance reasonably satisfactory to Head Lessor, for each such engine and with evidence of

[Aircraft Head Lease Agreement (28101)]

16.06 Modification Kits.Head Lessor may request and Lessee shall provide any modification kits or other such items that are on order for the Aircraft and Head Lessor shall reimburse Lessee for the cost of such kits. Lessee shall be responsible for ordering all no-charge kits, and if not incorporated, shall return them to Head Lessor with the Aircraft at no charge to Head Lessor.

16.07 Maintenance Generally. Upon return of the Aircraft to Head Lessor hereunder, at Lessee's expense:

(a) Certification. The Aircraft shall have a current, valid and effective transport category certificate of airworthiness issued by the Aeronautics Authority or if required by Head Lessor, an export certificate of airworthiness for export to another country as designated by Head Lessor, in which case the Aircraft will be deregistered from the country of registration at Lessee's cost upon the return. The Aircraft shall be immediately eligible for a valid and effective certificate of airworthiness issued by the FAA, and shall be returned in compliance with Sublessee's FAA or equivalent Aeronautics Authority approved maintenance programs for airframe, engines, components, and assemblies, and shall be in full compliance with the provisions of Part 121 of the U.S. Federal Aviation Regulations and U.S. regulations applicable to the Aircraft's operations for noise, emissions and environment and be eligible for immediate registration and operation in the United States under the provisions of such Part 121 with no waivers or restrictions.

(b) Overhaul and Repair. All components, rotables, and assemblies (including the Engines, APU, and landing gear) shall be documented with work orders, vendor serviceable tags, Form 8130's, FORM 337's, JAA Form 1's or equivalent indicators to have been repaired or overhauled by certified repair stations approved by the FAA or JAR 145 approved repair stations and in such manner so that such components, rotables, assemblies, Engines, APU, and landing gear are approved by the FAA for use on United States registered and certified aircraft. All overhaul and repair procedures shall have met all FAA requirements for quality and documentation necessary to enable immediate transfer to a new operator under Part 121 of the U.S. Federal Aviation Regulations.

(c) Repairs. All repairs that were performed since the Aircraft delivery and that then exist on the Aircraft shall be permanent and conform to manufacturer's structural repair manual and the Engine Manufacturer's maintenance manual (collectively, the "Manuals"), and shall have FAA approval if required. All repairs not covered by the Manuals shall be provided with complete data and documentation to verify and substantiate their FAA certification and methods of compliance. Lessee shall cause Sublessee to keep and maintain a complete summary listing of all repairs performed (with dirty finger originals).

[Aircraft Head Lease Agreement (28101)]

(d) Modifications. All modifications to the Aircraft shall be in accordance with FAA-approved data or be removed (with appropriate repairs to the Aircraft to be made by Lessee), unless otherwise deemed acceptable by Head Lessor. All such modifications shall be provided with complete data and documentation to substantiate their certification, approval, and methods of compliance. Lessee shall cause Sublessee to keep and maintain a complete summary listing of all modifications performed with substantiating documentation.

(e) Airworthiness Directives and Mandatory Regulations. All FAA and Aeronautics Authority airworthiness directives, U.S. Federal Aviation Regulations and manufacturer alert service bulletins applicable to the Aircraft (including its systems and components) requiring compliance or terminating compliance on or prior to the one year anniversary of the Lease Termination Date (or such lesser time for compliance as existed at the time of delivery of the Aircraft to Lessee) shall be fully accomplished in compliance with the issuing company or agency's specific instructions. All FAA and Aeronautics Authority airworthiness directives, U.S. Federal Aviation Regulations and manufacturer alert service bulletins applicable to the Aircraft (including its systems and components) shall be accomplished without regard to any alternate means of compliance, waiver or operator exemptions delaying compliance with such FAA and Aeronautics Authority airworthiness directives or U.S. Federal Aviation Regulations or manufacturers alert service bulletins. Lessee shall cause Sublessee to provide a current and accurate status report and all hard copy records evidencing when accomplished times and cycles, and method of accomplishment with the appropriate signatures or stamps (with dirty finger originals).

(f) Records. (i) All records as required under this Section and all those necessary and required by the FAA or Aeronautics Authority to certify the Aircraft and place the Aircraft on an FAA or equivalent Aeronautics Authority approved maintenance program shall be delivered with the Aircraft. Lessee cause Sublessee to retain all hard copy records in an organized fashion. In no event will Lessee destroy or dispose of any hard copy records. These records shall be all-inclusive for the Aircraft, Airframe, Engines, components, rotables, and assemblies, and at a minimum shall include all activities associated with each of the last completed maintenance checks, maintenance review board significant structural inspections (MRB SSI) sampling program, aging aircraft and corrosion control tasks, repairs, scheduled inspections and functional tests, and overhauls performed to Sublessee's approved maintenance program, including tasks and compliance associated with noise and emissions requirements.

(ii) All parts, components and assemblies identified with safe-life, hard time or condition monitored limits shall be provided with part number, serial number, their service histories, accumulated cycles and flight hours, safe-life, hard time or condition monitored limits and remaining service lives on a separate listing, be physically verified as installed and have hard copy documentation (i.e., appropriate vendor tags and work orders) to verify their service histories.

[Aircraft Head Lease Agreement (28101)]

such item, minus (y) the time (or cycles or calendar time) allowable under such paragraph divided by (z) the total time (or cycles or calendar time) allowable between maintenance, overhaul, repair or replacement, on such item and (2) the then-current rates charged by an FAA-approved repair contractor for such maintenance, repair, modification, overhaul or replacement.

16.09 Head Lessor Obligation. Lessee shall not be entitled to any adjustment or to be reimbursed or in any way compensated if the Airframe, any Engine or any Part is returned to Head Lessor in a better condition than as required under this Article 16.

16.10 Rights Accruing to Head Lessor Upon Termination. Any and all noise credits, base level rights or any other types of rights which accrue with respect to the Aircraft shall be deemed to be transferred to and to have accrued to the benefit of Head Lessor upon the expiration of this Head Lease for any reason.

16.11 Storage. Upon any expiration or termination of this Head Lease for any Aircraft, at the written request of Head Lessor, Lessee will arrange, or will cause to he arranged, secured ramp storage facilities and storage maintenance for the Aircraft at an appropriate storage area (which shall include any of Sublessee's hangar facilities suitable for such aircraft) for the Aircraft for a period not exceeding 30 days at Sublessee's risk and expense. Lessee agrees further to provide an additional period of storage and storage maintenance not exceeding 30 days for Head Lessor, at Head Lessor's risk and expense (Head Lessor to reimburse Lessee for Lessee's incremental costs of such storage and insurance). Notwithstanding other provisions of this Section 16, in the event of an Event of Default all storage, maintenance, insurance costs and risk of loss for the Aircraft shall be for the account of Lessee.

16.12 Maintenance at Head Lessor's Request. Upon receipt of written notice from Head Lessor not less than 60 days prior to any expiration or termination of this Head Lease as to the Aircraft, Lessee agrees to perform maintenance to the Airframe and/or the Engines specified in such notice. Such maintenance shall be done in the same manner and with the same care as used by Lessee with similar airframes and engines of its own and shall be completed as promptly as possible after any such termination of this Head Lease as to such Airframe or Engines, and Head Lessor shall reimburse Lessee in an amount equal to Lessee's standard contract rates, if any, therefor, or if such maintenance is performed by someone other than Lessee, the actual amount paid therefor by Lessee.

16.13 Aid in Disposition. Lessee agrees that during the last 180 days of the Term (and during the storage period set forth in Section 16.11) it will cooperate in all reasonable respects with the efforts of Head Lessor to lease or sell the Aircraft, including, without limitation, permitting potential lessees or purchasers to inspect the Aircraft and the records relating thereto,

[Aircraft Head Lease Agreement (28101)]

Lessor stating that an Event of Default exists under this Head Lease. Upon receipt of a Letter of Credit satisfying the requirements hereof, Head Lessor shall cause Lessee to return the Security Deposit to Sublessee by wire transfer of immediately available funds, to an account notified by Sublessee to Lessee.

20.03 If an Event of Default shall exist, in addition to any other rights or remedies Head Lessor may have hereunder, Lessee shall be entitled, at its option, to apply to Security Deposit or to draw on the Letter of Credit, for the full amount thereof, or any portion thereof, as Lessee shall elect, and apply all or any proceeds of the Security Deposit or of the Letter of Credit, as the case may be, towards payments due hereunder or damages for breach of this Head Lease, and to hold any remaining amounts in the Security Deposit or the Letter of Credit proceeds until no Event of Default exists. Sublessee shall promptly (and in any event within ten (10) Business Days) replace any Security Deposit or Letter of Credit to the extent applied or drawn upon by Lessee.

20.04 Upon the expiration or termination of the Term and performance by Lessee of its obligations hereunder including without limitation all obligations pursuant to Article 16 hereof, and provided no Event of Default shall exist, Lessee shall return the Security Deposit or Letter of Credit, as the case may be, to Sublessee and cooperate with Sublessee in order to permit Sublessee to cancel the Letter of Credit, if any.

ARTICLE 21

Maintenance Reserves

21.01 In addition to the Basic Rent required to be paid for the Aircraft pursuant to Section 4.01, Lessee shall cause Sublessee to pay as Basic Rent the following monthly maintenance reserves (collectively, the "Maintenance Reserves", as increased from time to time as appropriate pursuant to this Article 21):

(i) Airframe Heavy Maintenance. Lessee shall cause Sublessee to pay Lessee (*) for each Flight Hour accumulated on the Airframe during the applicable computation period set forth below. Head Lessor will make such maintenance reserves available for the cost of the ten (10) year structural check (including CPCP-Corrosion items) on the Airframe ("Airframe Maintenance Reserves") performed in accordance with Lessee's approved Maintenance Program. Lessee shall cause Sublessee to be responsible to pay the difference between the cost of such Airframe heavy maintenance and the Airframe Maintenance Reserves to the extent that such Airframe Maintenance Reserves are insufficient to cover the cost of such Airframe Maintenance.

(ii) Engine Heavy Maintenance. For each Engine, Lessee shall cause Sublessee to pay Lessee (*) for each Flight Hour accumulated on such Engine ((*))Flight Hour for both

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

[Aircraft Head Lease Agreement (28101)]

Engines) during the applicable computation period set forth below. Sublessee will make such maintenance reserves paid with respect to an Engine ("Engine Maintenance Reserves")available for the cost of refurbishment of such Engine in accordance with Sublessee's approved Maintenance Program (as defined in Section 6.05 hereof) or as required by Sublessee's trend monitoring program. Sublessee acknowledges that the amount in the Engine Maintenance Reserves may be applied only with respect to refurbishment of such Engine Reimbursement for refurbishment of an Engine will not include maintenance of components associated with an installed engine, e.g., quick engine change kits, line replaceable units.

(iii) APU Maintenance. For the APU, Lessee shall cause Sublessee to pay Lessee (*) for each Flight Hour accumulated on such APU during the applicable computation period set forth below. Head Lessor will make such maintenance reserves paid with respect to the APU ("APU Maintenance Reserves") available for the cost of overhaul of such APU in accordance with Sublessee's approved Maintenance Program. Lessee acknowledges that the amount in the APU Maintenance Reserves may be applied only with respect to overhaul of such APU. Reimbursement for overhaul of the APU will not include maintenance of components associated with an installed APU, e.g. line replacement units.

(iv) Landing Gear Maintenance. For the landing gear, Lessee shall cause Sublessee to pay Lessee (*) for each Flight Cycle accumulated on such landing gear during the applicable computation period set forth below; provided Lessee agrees to cause Sublessee to pay maintenance reserves for the landing gear based on a minimum of 150 cycles per month. Lessee will make such maintenance reserves paid with respect to the landing gear ("Landing Gear Maintenance Reserves") available for the cost of overhaul of such landing gear in accordance with Lessee's approved maintenance program. Lessee acknowledges that the amount in the Landing Gear Maintenance Reserves may be applied only with respect to overhaul of such landing gear.

Refurbishment and overhaul costs shall be the responsibility of Sublessee. Sublessee shall be responsible to pay the difference between the refurbishment and overhaul cost and Lessee's engine, APU and landing gear reserve contributions to the extent that Sublessee's reserve contributions are insufficient to cover the cost of refurbishment and overhaul.

Any and all Dollar amounts specified in clauses (i), (ii), (iii) and (iv) above may be adjusted as of the first anniversary of the Delivery Date and at any time thereafter (not to exceed five percent (5%) during any 12-month period) to reflect changes in market costs of maintenance performed by an FAA maintenance facility.

Maintenance Reserves shall be payable within ten (10) days following the end of each calendar month, commencing with the month in which the Delivery Date occurs, through and including the month in which this Head Lease is terminated or expires and the Aircraft is

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

[Aircraft Head Lease Agreement (28101)]

returned to Head Lessor in accordance with the terms of this Head Lease, computed on the number of Flight Hours accumulated on the Aircraft during the month immediately preceding such payment date. The final payment of Maintenance Reserves shall be due and payable on the Lease Termination Date, based upon a reasonable estimate of usage for the final calendar month of the Term.

Lessee shall cause Sublessee to provide Lessee with all invoices and other information that Lessee may reasonably request in support of Sublessee's request for reimbursement for maintenance, refurbishment and overhaul work to be reimbursed from the Maintenance Reserves. Within 30 days after receipt of such invoices and other information reasonably requested by Lessee, Lessee will reimburse Sublessee (if such invoices have theretofore been paid) for such maintenance, refurbishment and overhaul of Equipment (and not previously reimbursed to Sublessee) in respect of such Equipment to the extent such costs are for maintenance, refurbishment and overhaul of the type to be paid for from such Maintenance Reserves.

Invoices submitted for maintenance refurbishment and overhaul work to be reimbursed from the Maintenance Reserves shall not contain billing for more than one Airframe, one Engine, one APU or one set of landing gear serial number and shall contain or be accompanied with the following substantiating data or reasonable equivalent (to the extent such data is applicable):

Invoice

(a)	work scope (routine, non-routine, hard time, materials)
(b)	vendor repair and overhaul instructions
(c)	engine removal message and report
(d)	vendor invoice and billing summary
(e)	customer engine information
(f)	list of airworthiness directives and service bulletins accomplished during maintenance visit
(g)	insurance claims submitted
(h)	date of removal
(i)	reason for removal
(j)	hours and cycles since last shop visit
(k)	data supporting Sublessee payment of invoices are submitted for reimbursement
(l)	FAA Form 337
(m)	vendor tear down report
(n)	current disk sheet
(o)	total hours and cycles since new

[Aircraft Head Lease Agreement (28101)]

Except as provided above, nothing herein shall be deemed to impose on Head Lessor any other obligation to pay for or be responsible for the payment of maintenance refurbishment or overhaul of any Equipment.

Reimbursements will not be made in respect of replacement, repair or rental or engine line replaceable units (regardless of whether or not such units must be operational for the repair facility to return an Engine to service), labor at premium rates, airworthiness directives, any repair or overhaul caused by foreign object damage, mishandling, faulty maintenance, negligence, abuse, improper operation, modification or alteration at Sublessee's direction, accidental damage, Airworthiness Directives or mandatory service bulletins, on any invoice work performed more than ninety (90) days before such invoice is presented to Head Lessor, or for any claim which is subject to warranty rights or insurance.

Lessee shall not have any duty to determine whether any Equipment is required to be overhauled, refurbished or maintained, or to observe or inspect the overhaul, refurbishment or maintenance of any Equipment, and Lessee shall not incur any liability or obligation by reason of the failure of any Equipment to be properly overhauled or maintained or by reason of Lessee's election to observe or inspect or not to observe or inspect any overhaul, refurbishment or maintenance of any Equipment.

Together with each monthly Maintenance Reserve payment, Sublessee shall notify Lessee of the number of Flight Hours and cycles that have been accumulated on the Airframe and Engines during the previous calendar month, and Sublessee shall provide Lessee, with such supporting or other information and documentation as may from time to time be reasonably requested.

Any amount referred to in this Article 21 which is payable to Lessee shall not be paid to Sublessee if at the time of such payment a Default or Event of Default shall have occurred and be continuing. In such event, all such amounts shall continue to be held by Head Lessor, as security for the performance by Sublessee of its obligations under this Lease, or at Lessee's option, applied toward payment of any of such obligations of Sublessee at the time due hereunder as Head Lessor may elect. At such time as Sublessee shall have cured all Defaults and Events of Default, all such amounts at the time held by Head Lessor shall be paid to Sublessee if then payable in accordance with the terms of this Article 21. Upon termination of the Sublease, if Sublessee shall be current on all of its maintenance obligations, Lessee may apply any remaining Maintenance Reserves towards Sublessee's obligations at the end of the Term

ARTICLE 22

Characterization of Head Lease

Aircraft Lease Agreement

between the Company and International Lease Finance Corporation

dated December 19, 2002

AIRCRAFT LEASE AGREEMENT

Dated as of December 19, 2002

BETWEEN

GOL TRANSPORTES AÉREOS, S.A.

as LESSEE

and

INTERNATIONAL LEASE FINANCE CORPORATION

as LESSOR

Aircraft Make and Model:	Used Boeing 737-7Q8

Aircraft Manufacturer's Serial Number:	28219

Aircraft Registration Mark:	To Be Determined

Make and Model of Engines:	CFM56-7B22

Serial Numbers of Engines:	874502 and 874511

TABLE OF CONTENTS

ARTICLE 1 SUMMARY OF TRANSACTION	Page 2 of 183
1.1 Description of Aircraft	Page 2 of 183
1.2 Scheduled Delivery Date and Location	Page 2 of 183
1.3 Lease Term	Page 2 of 183
1.4 Security Deposit	Page 2 of 183
1.5 Transaction Fee	Page 2 of 183
1.6 Rent During Lease Term	Page 2 of 183
1.7 Reserves	Page 3 of 183
1.8 Additional Rent for Excess Airframe and Engine Cycles	Page 3 of 183
1.9 Country of Aircraft Registration	Page 3 of 183
1.10 Maintenance Program	Page 3 of 183
1.11 Agreed Value of Aircraft	Page 3 of 183
1.12 LESSOR's Bank Account	Page 3 of 183

ARTICLE 2 DEFINITIONS	Page 5 of 183
2.1 General Definitions	Page 5 of 183
2.2 Specific Definitions	Page 9 of 183

ARTICLE 3 PLACE AND DATE OF DELIVERY	Page 11 of 183
3.1 Place of Delivery	Page 11 of 183
3.2 Scheduled Delivery Date	Page 11 of 183
3.3 No LESSOR Liability	Page 11 of 183
3.4 Total Loss of Aircraft prior to Delivery	Page 11 of 183
3.5 Cancellation for Delay	Page 11 of 183

ARTICLE 4 LEASE TERM	Page 12 of 183
4.1 Initial Lease Term	Page 12 of 183
4.2" Lease Term " and "Expiration Date"	Page 12 of 183
4.3" Termination Date"	Page 12 of 183

ARTICLE 5 SECURITY DEPOSIT, TRANSACTION FEE, RENT, RESERVES AND OTHER PAYMENTS	Page 13 of 183
5.1 Security Deposit	Page 13 of 183

5.2 Transaction Fee	Page 14 of 183
5.3 Rent	Page 14 of 183
5.4 Reserves	Page 14 of 183
5.5 Additional Rent for Excess Cycles	Page 15 of 183
5.6 LESSOR's Bank Account	Page 16 of 183
5.7 Default Interest	Page 17 of 183
5.8 No Deductions or Withholdings	Page 17 of 183
5.9 Value Added Taxes	Page 17 of 183
5.10 Wire Transfer Disbursement Report	Page 17 of 183
5.11 Net Lease	Page 18 of 183
5.12 Currency Indemnity	Page 19 of 183
5.13 LESSOR Performance of LESSEE Obligation	Page 19 of 183
5.14 Consideration for Rent and other Amounts	Page 19 of 183

ARTICLE 6 DELIVERY CONDITION AND INSPECTION OF AIRCRAFT	Page 20 of 183
6.1 LESSEE Selection of Aircraft	Page 20 of 183
6.2 Condition at Delivery	Page 20 of 183
6.3 LESSEE Inspection of Aircraft at Delivery	Page 20 of 183
6.4 Delivery of Aircraft to LESSEE	Page 20 of 183
6.5 LESSEE Acceptance of Aircraft	Page 20 of 183

ARTICLE 7 PRE-DELIVERY, DELIVERY AND POST-DELIVERY DOCUMENTARY AND OTHER REQUIREMENTS	Page 21 of 183
7.1 Pre-Delivery Requirements	Page 21 of 183
7.2 Delivery Requirements	Page 22 of 183
7.3 Post-Delivery Requirements	Page 23 of 183

ARTICLE 8 DISCLAIMERS	Page 25 of 183
8.1 "As Is, Where Is"	Page 25 of 183
8.2 Waiver of Warranty of Description	Page 25 of 183
8.3 LESSEE Waiver	Page 26 of 183
8.4 Conclusive Proof	Page 26 of 183
8.5 No LESSOR Liability for Losses	Page 26 of 183
8.6 No Liability to Repair or Replace	Page 26 of 183
8.7 No Waiver	Page 27 of 183

ARTICLE 9 MANUFACTURERS' AND VENDORS' WARRANTIES	Page 28 of 183
9.1 Warranties	Page 28 of 183
9.2 Reassignment	Page 28 of 183
9.3 Warranty Claims	Page 28 of 183

ARTICLE 10 OPERATION OF AIRCRAFT	Page 29 of 183
10.1 Costs of Operation	Page 29 of 183
10.2 Compliance with Laws	Page 29 of 183
10.3 Training	Page 29 of 183
10.4 No Violation of Insurance Policies	Page 29 of 183
10.5 Flight and Airport Charges	Page 29 of 183

ARTICLE 11 SUBLEASES	Page 31 of 183
11.1 No Subleases without LESSOR Consent	Page 31 of 183
11.2 LESSOR Costs	Page 31 of 183
11.3 Any Approved Sublease	Page 31 of 183
11.4 Assignment of Sublease	Page 31 of 183
11.5 Wet Leases	Page 31 of 183
11.6 Continued Responsibility of LESSEE	Page 32 of 183

ARTICLE 12 MAINTENANCE OF AIRCRAFT	Page 33 of 183
12.1 General Obligation	Page 33 of 183
12.2 Specific Engine Requirements	Page 33 of 183
12.3 Specific Obligation	Page 34 of 183
12.4 Replacement of Parts	Page 35 of 183
12.5 Removal of Engines	Page 36 of 183
12.6 Pooling of Engines, APU and Parts	Page 37 of 183
12.7 Installation of Engines on other aircraft	Page 37 of 183
12.8 Engine Thrust Rating	Page 38 of 183
12.9 Modifications	Page 38 of 183
12.10 Performance of Work by Third Parties	Page 39 of 183
12.11 Reporting Requirements	Page 39 of 183
12.12 Information Regarding Maintenance Program	Page 39 of 183
12.13 LESSOR Rights to Inspect Aircraft	Page 39 of 183

ARTICLE 13 USE OF RESERVES	Page 41 of 183
13.1 Airframe Reserves	Page 41 of 183

13.2 Engine Performance Restoration Reserves	Page 41 of 183
13.3 Engine LLP Reserves	Page 41 of 183
13.4 Reimbursement	Page 42 of 183
13.5 Reimbursement Adjustment	Page 42 of 183
13.6 Costs in Excess of Reserves	Page 42 of 183
13.7 Reimbursement after Termination Date	Page 42 of 183

ARTICLE 14 TITLE AND REGISTRATION	Page 44 of 183
14.1 Title to the Aircraft	Page 44 of 183
14.2 Registration of Aircraft	Page 44 of 183
14.3 Filing of this Lease	Page 44 of 183
14.4 Evidence of Registration and Filings	Page 44 of 183

ARTICLE 15 IDENTIFICATION PLATES	Page 45 of 183
15.1 Airframe Identification Plates	Page 45 of 183
15.2 Engine Identification Plates	Page 45 of 183
15.3 APU Identification Plate	Page 46 of 183

ARTICLE 16 TAXES	Page 47 of 183
16.1 General Obligation of LESSEE	Page 47 of 183
16.2 Exceptions to Indemnity	Page 47 of 183
16.3 After-Tax Basis	Page 47 of 183
16.4 Timing of Payment	Page 48 of 183
16.5 Contests	Page 48 of 183
16.6 Refunds	Page 48 of 183
16.7 Cooperation in Filing Tax Returns	Page 48 of 183
16.8 Survival of Obligations	Page 48 of 183

ARTICLE 17 INDEMNITIES	Page 49 of 183
17.1 General Indemnity	Page 49 of 183
17.2 Exceptions to General Indemnity	Page 50 of 183
17.3 After-Tax Basis	Page 50 of 183
17.4 Timing of Payment	Page 50 of 183
17.5 Subrogation	Page 51 of 183
17.6 Notice	Page 51 of 183
17.7 Refunds	Page 51 of 183
17.8 Defense of Claims	Page 51 of 183
17.9 Survival of Obligation	Page 51 of 183

ARTICLE 18 INSURANCE	Page 52 of 183
18.1 Categories of Insurance	Page 52 of 183
18.2 Write-back of Any Date Recognition Exclusion	Page 52 of 183
18.3 Third Party War Liability Insurance	Page 52 of 183
18.4 Installation of Third Party Engine	Page 52 of 183
18.5 Insurance for Indemnities	Page 52 of 183
18.6 Insurance required by Manufacturer	Page 53 of 183
18.7 Renewal	Page 53 of 183
18.8 Assignment of Rights by LESSOR	Page 53 of 183
18.9 Deductibles	Page 53 of 183
18.10 Insurance for Wet Lease Operations	Page 53 of 183
18.11 Other Insurance	Page 53 of 183
18.12 Information	Page 54 of 183
18.13 Currency	Page 54 of 183
18.14 Grounding of Aircraft	Page 54 of 183
18.15 Failure to Insure	Page 54 of 183
18.16 Reinsurance	Page 54 of 183
18.17 Limit on Hull in favor of LESSEE	Page 54 of 183

ARTICLE 19 LOSS, DAMAGE AND REQUISITION	Page 56 of 183
19.1 Definitions	Page 56 of 183
19.2 Notice of Total Loss	Page 57 of 183
19.3 Total Loss of Aircraft or Airframe	Page 57 of 183
19.4 Surviving Engine(s)	Page 58 of 183
19.5 Total Loss of Engine and not Airframe	Page 58 of 183
19.6 Total Loss of APU	Page 59 of 183
19.7 Other Loss or Damage	Page 60 of 183
19.8 Copy of Insurance Policy	Page 61 of 183
19.9 Government Requisition	Page 61 of 183

ARTICLE 20 REPRESENTATIONS, WARRANTIES AND COVENANTS OF LESSEE	Page 62 of 183
20.1 Representations and Warranties	Page 62 of 183
20.2 Covenants	Page 64 of 183

ARTICLE 21 REPRESENTATIONS, WARRANTIES AND COVENANTS OF LESSOR	Page 66 of 183

21.1 Representations and Warranties	Page 66 of 183
21.2 Covenant of Quiet Enjoyment	Page 66 of 183

ARTICLE 22 FINANCIAL AND OTHER INFORMATION	Page 68 of 183

ARTICLE 23 RETURN OF AIRCRAFT	Page 69 of 183
23.1 Date of Return	Page 69 of 183
23.2 Last Engine Shop Visits	Page 69 of 183
23.3 Technical Report	Page 69 of 183
23.4 Return Location	Page 69 of 183
23.5 Full Aircraft Documentation Review	Page 69 of 183
23.6 Copy of LESSEE's Maintenance Program	Page 70 of 183
23.7 Aircraft Inspection	Page 70 of 183
23.8 Certificate of Airworthiness Matters	Page 70 of 183
23.9 General Condition of Aircraft at Return	Page 71 of 183
23.10 Checks Prior to Return	Page 74 of 183
23.11 Part Lives	Page 76 of 183
23.12 Export and Deregistration of Aircraft	Page 78 of 183
23.13 LESSEE's Continuing Obligations	Page 78 of 183
23.14 Airport and Navigation Charges	Page 80 of 183
23.15 Return Acceptance Receipt	Page 80 of 183
23.16 Indemnities and Insurance	Page 80 of 183
23.17 Storage	Page 80 of 183

ARTICLE 24 ASSIGNMENT	Page 81 of 183
24.1 No Assignment by LESSEE	Page 81 of 183
24.2 Sale or Assignment by LESSOR	Page 81 of 183
24.3 LESSOR's Lender	Page 81 of 183
24.4 LESSEE Cooperation	Page 81 of 183
24.5 Protections	Page 82 of 183

ARTICLE 25 DEFAULT OF LESSEE	Page 83 of 183
25.1 LESSEE Notice to LESSOR	Page 83 of 183
25.2 Events of Default	Page 83 of 183
25.3 LESSOR's General Rights	Page 85 of 183
25.4 Compliance with Return Conditions Upon Repossession	Page 86 of 183
25.5 Deregistration and Export of Aircraft	Page 86 of 183

25.6 LESSEE Liability for Damages	Page 87 of 183
25.7 Waiver of Default	Page 88 of 183
25.8 Present Value of Payments	Page 88 of 183
25.9 Use of "Termination Date"	Page 88 of 183

ARTICLE 26 NOTICES	Page 89 of 183
26.1 Manner of Sending Notices	Page 89 of 183
26.2 Notice Information	Page 89 of 183

ARTICLE 27 GOVERNING LAW AND JURISDICTION	Page 91 of 183
27.1 California Law	Page 91 of 183
27.2 Non-Exclusive Jurisdiction in California	Page 91 of 183
27.3 Service of Process	Page 91 of 183
27.4 Prevailing Party in Dispute	Page 91 of 183
27.5 Waiver	Page 91 of 183

ARTICLE 28 MISCELLANEOUS	Page 92 of 183
28.1 Transportation of Personnel	Page 92 of 183
28.2 Press Releases	Page 92 of 183
28.3 Power of Attorney	Page 92 of 183
28.4 LESSOR Performance for LESSEE	Page 92 of 183
28.5 LESSOR's Payment Obligations	Page 92 of 183
28.6 Application of Payments	Page 92 of 183
28.7 Usury Laws	Page 92 of 183
28.8 Delegation by LESSOR	Page 93 of 183
28.9 Confidentiality	Page 93 of 183
28.10 Rights of Parties	Page 93 of 183
28.11 Further Assurances	Page 93 of 183
28.12 Translations of Lease	Page 93 of 183
28.13 Use of Word "including"	Page 94 of 183
28.14 Headings	Page 94 of 183
28.15 Invalidity of any Provision	Page 94 of 183
28.16 Negotiation	Page 94 of 183
28.17 Time is of the Essence	Page 94 of 183
28.18 Amendments in Writing	Page 94 of 183
28.19 Counterparts	Page 94 of 183
28.20 Delivery of Documents by Fax	Page 94 of 183
28.21 Entire Agreement	Page 94 of 183

EXHIBIT A	AIRCRAFT DESCRIPTION	Page 96 of 183
EXHIBIT B	CONDITION AT DELIVERY	Page 97 of 183
EXHIBIT C	CERTIFICATE OF INSURANCE	Page 104 of 183
EXHIBIT D	BROKERS' LETTER OF UNDERTAKING	Page 111 of 183
EXHIBIT E	AVIATION AUTHORITY UNDERTAKING LETTER	Page 113 of 183
EXHIBIT F	TECHNICAL ACCEPTANCE CERTIFICATE	Page 114 of 183
EXHIBIT G	ESTOPPEL AND ACCEPTANCE CERTIFICATE	Page 124 of 183
EXHIBIT H	OPINION OF COUNSEL	Page 136 of 183
EXHIBIT I	FORM OF POWER OF ATTORNEY	Page 140 of 183
EXHIBIT J	ASSIGNMENT OF RIGHTS (AIRFRAME)	Page 142 of 183
EXHIBIT K	ASSIGNMENT OF RIGHTS (ENGINES)	Page 146 of 183
EXHIBIT L	RETURN ACCEPTANCE RECEIPT	Page 149 of 183
EXHIBIT M	MONTHLY REPORT	Page 162 of 183
EXHIBIT N	AIRCRAFT DOCUMENTATION	Page 165 of 183
EXHIBIT O	TECHNICAL EVALUATION REPORT	Page 167 of 183

AIRCRAFT LEASE AGREEMENT

THIS AIRCRAFT LEASE AGREEMENT is made and entered into as of December 19, 2002

BETWEEN:

GOL TRANSPORTES AÉREOS, S.A., a Brazilian corporation whose address and principal place of business is at Rua Tamoios 246, Aeroporto, 04630-000, São Paulo, Brazil ("LESSEE") and

INTERNATIONAL LEASE FINANCE CORPORATION, a California corporation whose address and principal place of business is at 1999 Avenue of the Stars, 39th Floor, Los Angeles, California 90067, United States of America ("LESSOR").

The subject matter of this Lease is one (1) used Boeing 737-7Q8 aircraft. In consideration of and subject to the mutual covenants, terms and conditions contained in this Lease, LESSOR hereby agrees to lease to LESSEE and LESSEE hereby agrees to lease from LESSOR the aircraft and the parties further agree as follows.

ARTICLE 1     SUMMARY OF TRANSACTION

The following is a summary of the lease transaction between LESSEE and LESSOR. It is set forth for the convenience of the parties only and will not be deemed in any way to amend, detract from or simplify the other provisions of this Lease.

1.1 Description of Aircraft

One used Boeing 7.37 -7Q8

1.2 Scheduled Delivery Date and Location

On or before March 15, 2003, at Bentonville, Arkansas, U.S.A.; provided that Lessor will use its best efforts to complete Delivery as early as possible.

1.3 Lease Term

7 years

1.4 Security Deposit

(*)

1.5 Transaction Fee

(*), payable within 2 business days after execution of this Lease

1.6 Rent During Lease Term

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

(*) per month, payable monthly in advance

1.7 Reserves

Payable as follows:

Type of Reserves	Amount of Reserves
Airframe Reserves:	(*) per airframe flight hour*
Engine Performance Restoration Reserves:	(*) per engine flight hour for each engine
Engine LLP Reserves:	(*) per engine cycle for each engine

(*)

1.8 Additional Rent for Excess Airframe and Engine Cycles

(*) for each cycle the airframe and (*) for each cycle an engine operated during a calendar year in excess of the maximum number of cycles which would result from an average hour/cycle ratio of (*)

1.9 Country of Aircraft Registration

Brazil

1.10 Maintenance Program

LESSEE's Maintenance Program

1.11 Agreed Value of Aircraft

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

1.12 LESSOR's Bank Account

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

5.2 Transaction Fee. Within two (2) Business Days after execution of this Lease, LESSEE will pay LESSOR a nonrefundable transaction fee of (*) (the "Transaction Fee"). Except insofar as such costs may be defrayed in whole or in part by LESSEE's payment of the Transaction Fee and except as otherwise stated in this Agreement with respect to opinions of counsel to be provided by LESSEE to LESSOR or similar undertakings, each party will in all other respects bear its own legal fees and expenses with respect to the negotiation and execution of this Lease.

5.3 Rent

5.3.1 LESSEE will pay LESSOR the amount of (*) monthly in advance as rent for the Aircraft ("Rent");

5.3.2 Provided that the engine thrust rating of the Engines is as stated in Exhibit A, the first payment of Rent during the Lease Term will be paid no later than three (3) Business Days prior to the Scheduled Delivery Date. Each subsequent payment of Rent will be due monthly thereafter no later than the same day of the month as the Delivery Date of the Aircraft except that, if such day is not a Business Day, the Rent will be due on the immediately preceding Business Day. If Delivery occurred on the 29th, 30th or 31st of the month and in any given month during the Lease Term there is no such corresponding date, Rent will be payable on the last Business Day of such month.

5.4 Reserves

5.4.1 LESSEE will pay to LESSOR supplemental Rent, based on LESSEE'S use of the Aircraft during the Lease Term, in the form of the following reserves in the following amounts (individually, "Airframe Reserves", "Engine Performance Restoration Reserves", and "Engine LLP Reserves", and collectively "Reserves"):

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Type of Reserves	Amount of Reserves
Airframe Reserves:	(*) per Airframe flight hour
Engine Performance Restoration Reserves:	(*) per Engine flight hour for each Engine (payable when the Engine is utilized on the Aircraft or another aircraft)
Engine LLP Reserves:	(*) per Engine cycle for each Engine
(payable when the Engine is utilized on the Aircraft or another aircraft)

5.4.2 (*).

5.4.3 The amount of the Engine Performance Restoration Reserves and Engine LLP Reserves set forth in Article 5.4.1 will be increased by LESSOR in the event am increase in the thrust rating of an Engine above 22,000 pounds in accordance with Article 12.8.

5.4.4 Such Reserves will be paid on or before the 10th day of the calendar month next following the month in which the Delivery Date occurs and on or before the 10th day of each succeeding calendar month for flying performed during the calendar month prior to payment. All Reserves for flying performed during the month in which the Termination Date occurs will be paid on the Termination Date, unless otherwise agreed by the parties.

5.4.5 No interest will accrue or be paid at any time to LESSEE on such Reserves and, subject to LESSOR's obligations under Article 13, LESSOR may commingle the Reserves with LESSOR's general funds.

5.5 Additional Rent for Excess Cycles. If in any calendar year (or portion thereof) of the Lease Term the Airframe or any Engine operated more cycles than the maximum number of cycles which would result from an average hour/cycle ratio of (*) LESSEE will pay LESSOR as additional Rent (*) for each Airframe cycle and (*) for each Engine cycle the

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Airframe and any Engine actually operated during such calendar year (or portion thereof) in excess of the number of cycles which result from an average hour/cycle ratio of (*). A calculation will be made as of December 31 of each year and such additional Rent will be due and payable by LESSEE on the date on which the next Reserves payment is due (in accordance with Article 5.4.4) following such hour/cycle calculation period.

Example:

If the Airframe operated (*) hours in a calendar year, it would have (*) cycles resulting from an average hour/cycle ratio of (*) hours to (*) cycle. If in fact the Airframe operated (*) cycles in such calendar year, the Airframe operated (*) excess cycles in such calendar year and LESSEE will pay LESSOR (*) (i.e. (*) excess cycles multiplied by (*) = (*)).

Similarly, if an Engine operated (*) cycles in such calendar year, such Engine operated (*) excess cycles in such calendar year and LESSEE will pay LESSOR (*) (i.e., (*) excess cycles multiplied by (*) = (*)).

5.6 LESSOR's Bank Account. The Security Deposit, Transaction Fee, Rent, Reserves and all other payments due under this Lease will be paid by wire transfer of immediately available U.S. Dollar funds to LESSOR'S bank account at:

(*)

or to such other bank account as LESSOR may from time to time designate by written notice ("LESSOR's Bank"). At least five (5) days prior to the date upon which each payment of monthly Rent is due hereunder, LESSOR will send to LESSEE an invoice stating the amount of the next due payment of Rent. When it is stated in this Lease that an installment of the Security Deposit, the monthly Rent, Reserves or any other payment is due or must be paid or made by LESSEE by a specific date, (a) the wire transfer of such payment from LESSEE to LESSOR'S Bank must actually be initiated by such specific date, and (b) such payment must actually be received by LESSOR's Bank on or before the fifth (5th) day following such specific date.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

ARTICLE 12	MAINTENANCE OF AIRCRAFT

12.1 General Obligation. During the Lease Term and until the Termination Date, LESSEE alone has the obligation, at its expense, to maintain and repair the Aircraft, Engines, APU and all of the Parts (a) in accordance with the Maintenance Program, (b) in accordance with the rules and regulations of the Aviation Authority, (c) in accordance with Manufacturer's type design, (d) in accordance with any other regulations or requirements necessary in order to maintain a valid Certificate of Airworthiness for the Aircraft and meet the requirements at all times during the Lease Term and upon return of the Aircraft to LESSOR for issuance of a Standard Certificate of Airworthiness for transport category aircraft issued by the FAA in accordance with FAR Part 21 (except during those periods when the Aircraft is undergoing maintenance or repairs as required or permitted by this Lease and to the extent in conflict with the requirements of the Aviation Authority) and (e) in the same manner and with the same care as used by LESSEE with respect to similar aircraft and engines operated by LESSEE and without in any way discriminating against the Aircraft.

12.2 Specific Engine Requirements.

12.2.1 No Engine will remain in an unserviceable condition for more than three (3) months.

12.2.2 LESSEE will not discriminate against the Engines with respect to Overhaul build standards and life-limited Part replacements and, in any event, at each performance restoration shop visit on an Engine, LESSEE will (a) build the Engine life-limited Parts to at least (*) cycles remaining and (b) perform, at a minimum, a performance restoration workscope sufficient to allow such Engine to achieve at least (*) hours of operation following such shop visit.

12.2.3 With respect to the last Engine shop visit of an Engine prior to return of the Aircraft, LESSEE will submit to LESSOR in advance the intended workscope of such shop visit. If LESSOR requests, LESSEE will perform additional work at such shop visit at LESSOR's cost.

12.2.4 LESS will not enter into any Engine maintenance cost per flight hour, power-by-the-hour or similar agreement with the Engine manufacturer or any other Engine maintenance facility or organization without LESSOR's prior written consent. LESSEE will at its cost be responsible for performing all work necessary to meet the return conditions with respect to the Engines set forth in Article 23 even if such work is

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

not covered by LESSEE's Engine maintenance agreement. Without limiting the foregoing, any such Engine maintenance agreement will provide that:

(a) LESSOR will receive and retain the monthly Engine Perfonuance Restoration Reserves paid by LESSEE until an Engine shop visit has been completed;

(b) LESSEE will pay the Engine maintenance facility directly for any Engine Overhaul and repair costs in excess of the Engine Performance Restoration Reserves, including any differential between the hourly Engine Performance Restoration Reserves payable by LESSEE to LESSOR and the hourly rates charged by the Engine maintenance facility; and

(c) LESSEE will pay the Engine maintenance facility directly for any services provided by the Engine maintenance facility over and above repair of the Engines, such as trend monitoring, spare engines or spare parts.

12.3 Specific Obligations. Without limiting Article 12.1, LESSEE agrees that such maintenance and repairs will include but will not be limited to each of the following specific items:

(a) performance in accordance with the Maintenance Program of all routine and non-routine maintenance work;

(b) incorporation in the Aircraft of all Airworthiness Directives, all alert service bulletins of Manufacturer, the Engine manufacturer and other vendors or manufacturers of Parts incorporated on the Aircraft and any service bulletins which must be performed in order to maintain the warranties on the Aircraft, Engines, APU and Parts;

(c.) incorporation in the Aircraft of all other service bulletins of Manufacturer, the Engine manufacturer and other vendors which LESSEE schedules to adopt within the Lease Term for the rest of its B737-700 aircraft fleet. It is the intent of the parties that the Aircraft will not be discriminated from the rest of LESSEE's fleet in service bulletin compliance (including method of compliance) or other maintenance matters;

(d) incorporation in the Maintenance Program for the Airraft of a corrosion prevention and control program as recommended by Manufacturer and the correction of any discrepancies in accordance with the recommendations of Manufacturer and the Structural Repair Manual. In addition, all inspected areas will be properly treated with corrosion inhibitor as recommended by Manufacturer;

(e) maintaining in English and keeping in an up-to-date status the records and historical documents set forth in Attachment 1 of Exhibit 1;

(f) maintaining historical records, in English, for on condition, condition-monitored, hard time and life-limited Parts (including an FAA Form 8130 or JAA Form 1) from the manufacturer of such Part or a repair facility which evidence that such Part is new or overhauled and establish authenticity, total time in service and time since overhaul for such Part), the hours and cycles the Aircraft and Engines operate and all maintenance and repairs performed on the Aircraft; and

(g) properly documenting all repairs, Modifications and alterations and the addition, removal or replacement of equipment, systems or components in accordance with the rules and regulations of the Aviation Authority and reflecting such items in the Aircraft Documentation, including Manufacturer's manuals. In addition, all repairs to the Aircraft will be accomplished in accordance with Manufacturer's Structural Repair Manual (or FAA-approved data supported by an FAA Form 8110-3 or equivalent. All Modifications and alterations will also be accomplished in accordance with FAA-approved data supported by an FAA Form 8110-3 or equivalent.

12.4 Replacement of Parts.

12.4.1 LESSEE, at its own cost and expense, will promptly replace all Parts which may from time to time become worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair or rendered unfit or beyond economical repair (BER) for use for any reason. In the ordinary course of maintenance, service, repair, overhaul or testing, LESSEE may remove any Part provided that LESSEE replaces such Part as promptly as practicable. All replacement Parts will (a) be owned by LESSEE free and clear of all Security Interests (except Permitted Liens) of any kind or description (or, if not owned by LESSEE, LESSEE guarantees to LESSOR such title and clearance of all Security Interests), (b) be in airworthy condition and of at least equivalent model, service bulletin and modification status and have a value and utility at least equal to the Parts replaced, assuming such replaced Parts were in the condition and repair required to be maintained by the terms hereof and (c) have a current "serviceable tag" (an FAA Form 8130 or JAA Form 1) of the manufacturer or maintenance facility providing such items to LESSEE, indicating that such Parts are new, serviceable or Overhauled. So long as a substitution meets the requirements of the Maintenance Program and Aviation Authority, LESSEE may substitute for any Part a part that does not meet the requirements of the foregoing sentence if a complying Part cannot be procured or installed within the available ground

ARTICLE 13	USE OF RESERVES

13.1 Airframe Reserves. Lessor will reimburse LESSEE from the Airframe Reserves for the actual cost of the structural inspection portion of completed scheduled "D" Check Tasks as described in the MPD and the rectification of any structural deficiencies resulting from such inspection, with work performed for all other causes excluded, including those causes set forth in Article 13.5. Subject to Article 16.1, and excluding exchange fees and handling, packaging and shipping charges, reimbursement will be made up to the amount in the Airframe Reserves on the commencement date of the structural check.

13.2 Engine Performance Restoration Reserves.

13.2.1 LESSOR will reimburse LESSEE from the Engine Performance Restoration Reserves for the actual cost associated with performance restoration of the Basic Engine during completed Engine shop visits (i.e. heavy maintenance visits) requiring off-wing teardown and/or disassembly as described in Article 12.2.2, with work performed for all other causes excluded, including those causes set forth in Article 13.5. Subject to Article 16.1 and excluding exchange fees and handling, packaging and shipping charges, reimbursement for an Engine will be made up to the amount in the Engine Performance Restoration Reserves applicable to such Engine at the time of removal of such Engine.

13.2.2 Reimbursement from the Engine Performance Restoration Reserves will be limited as to each module of such Engine in accordance with the following percentages of the remaining total amount in the Engine Performance Restoration Reserves for such Engine:

FAN & ACCESSORY GEARBOX	18%
HIGH PRESSURE COMPRESSOR	22%
HIGH PRESSURE TURBINE	44%
LOW PRESSURE TURBINE	16%

13.2.3 LESSEE will not enter into any Engine maintenance cost per flight hour, power-by-the-hour or similar agreement with the Engine manufacturer or any other Engine maintenance facility or organization without LESSOR's consent.

13.3 Engine LLP Reserves. LESSOR will reimburse LESSEE from the Engine LLP Reserves for an Engine for the actual out-of-pocket materials cost without overhead, mark-up or profit factor associated with the replacement of life-limited Parts in such Engine during completed Engine shop visits (i.e. heavy maintenance visits) requiring off-wing teardown and/or disassembly as described in Article 12.2.2, with work performed for all other causes excluded, including those causes set forth in Article 13.5. Subject to Article 16.1 and excluding exchange fees and handling, packaging and shipping charges, reimbursement for replacement of life-limited Parts in an Engine will be made up to the amount in the Engine LLP Reserves applicable to such Engine at the time of removal of such Engine.

13.4 Reimbursement. LESSEE will be entitled to reimbursement from the Reserves after the work is completed and the Airframe or Engine has left the repair agency, by submitting invoices and proper documentation within six (6) months after completion of the work. LESSEE may only seek reimbursement from the Airframe Reserves one time in any calendar year. For the Airframe, proper documentation includes a list of all routine and non-routine work cards with corresponding references to the MPD and an itemized labor and materials report. For the Engine, proper documentation includes a description of the reason for removal, a shop teardown report, a shop findings report, a full description of the workscope and complete disk records for the Engine both prior to and after the shop visit. Both the invoice supplied by the Engine repair facility and that submitted by LESSEE to LESSOR with respect to an Engine will state whether or not credits were provided due to life remaining on any removed Engine Parts and the amount of any such credits will be itemized.

1 3.5 Reimbursement Adjustment. By way of example, among the exclusions from reimbursement are those items resulting from repairs covered by LESSEE's or a third party's insurance, (deductibles being for the account of LESSEE) or warranties or required as a result of an Airworthiness Directive, manufacturer's service bulletin, faulty maintenance or installation, improper operations, misuse, neglect, accident, incident, ingestion, or other accidental cause. Reimbursement from the Reserves will not be available for the APU, quick engine change (QEC) Parts, thrust reversers, Landing Gear or any of their associated components. All invoices subject to reimbursement from LESSOR will be reduced (by adjustment between LESSEE and LESSOR retroactively if necessary) by the actual amounts received by LESSEE on account of such work from responsible third parties or other sources, such as insurance proceeds, manufacturer's warranties, guarantees, concessions and credits (including, with respect to Engines, credits due to life remaining on any removed Engine Parts).

13.6 Costs in Excess of Reserves. LESSEE will be responsible for payment of all costs in excess of the amounts reimbursed hereunder. If on any occasion the balance in the Airframe Reserves, Engine Performance Restoration Reserves for a particular Engine, or the Engine LLP Reserves for a particular Engine (at the time of the structural check, in the case of the Airframe, or at the time of removal, in the case of an Engine) is insufficient to satisfy a claim for reimbursement in respect of the Airframe or such Engine, as applicable, the shortfall may not be carried forward or made the subject of any further claim for reimbursement.

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

     Aircraft Lease Agreement
between the Company and GECAS France SARL
dated December 9, 2004

Execution Copy

AIRCRAFT LEASE AGREEMENT

DATED AS OF DECEMBER 9, 2004

BETWEEN

GECAS FRANCE SARL,

as Lessor

and

GOL TRANSPORTES AÉREOS S.A.

as Lessee

incorporating the provisions of a

COMMON TERMS AGREEMENT dated as of November 29, 2000

with respect to one B-737-800 Aircraft

bearing manufacturer's serial number 28653

X is 3.80%

T means the interest rate (expressed as a number rather than a percentage) in respect of a five-year U.S. dollar fixed interest rate swap as quoted on Bloomberg Page IRSB (on the ask side of the page) and obtained by Lessor on the date falling two days prior to the actual Delivery Date, provided that if no rate is quoted on such Bloomberg page for the relevant swap then such rate shall be obtained by linear interpolation of the rates (to two decimal places) of the two swap rates having a maturity closest (one longer, one shorter) to such period on the Bloomberg screen.

N is $22,615

Supplemental Rent Applies:	Yes.

Assumed Utilization:	3,600 Flight Hours per 12 month period

Assumed Ratio:	1.1 Flight Hours to Cycle ratio (1.1:1)

(*)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Side letter dated October 2005

to

     Aircraft Lease Common Terms Agreement

between the Company and General Electric Capital Corporation dated November 29, 2000

As of October ___, 2005

GOL Transportes Aéreos S.A.
Rua Tamoios 246
São Paulo, S. P.
Brazil 04630-000

Re:	Aircraft Lease Agreement dated as of November 29, 2000 between Celestial Aviation SARL, as lessor ("Lessor"), and GOL Transportes Aéreos S.A., as lessee ("Lessee"), incorporating the terms of the Aircraft Lease Common Terms Agreement dated as of November 29, 2000 between General Electric Capital Corporation and Lessee (as amended, novated, assigned or supplemented from time to time, the "Lease") in respect of one Boeing Model (*) aircraft bearing manufacturer's serial number (*) and Brazilian Registration Mark (*) (the "Aircraft")

Ladies and Gentlemen:

     We refer to the Lease, with capitalized terms used herein and not otherwise defined having the meanings ascribed to them in the Lease. This letter will confirm our understanding and agreement as follows:

     1. Pursuant to the terms of the Lease, Lessee provided to Lessor, and Lessor is holding, a cash Deposit in the amount of (*) in respect of the Aircraft (the "Aircraft Cash Deposit") and a cash deposit in the amount of (*) in respect of the APU (the "APU Cash Deposit").

     2. Lessee wishes to provide Lessor with a Letter of Credit to replace the Aircraft Cash Deposit currently being held by Lessor.

     3. Lessee wishes to provide Lessor with a Letter of Credit to replace the APU Cash Deposit currently being held by Lessor

     4. Lessor hereby agrees that upon receipt of a Letter of Credit from Lessee in an amount equal to the Aircraft Cash Deposit currently being held by Lessor (i) issued by (*) and substantially in the form of Schedule I attached hereto; and (ii) confirmed by (*) branch and substantially in the form of Schedule II attached hereto, Lessor shall apply the amount of the Aircraft Cash Deposit currently being held by Lessor towards the obligations of Lessee under the Side Letters (as defined in Exhibit A attached hereto) and any remaining amount of the Aircraft Cash Deposit currently being held by Lessor following such application shall be credited towards the Rent and

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Supplemental Rent due and payable with respect to the Aircraft in the order that such amounts become due and payable under the Lease.

     5. Lessor hereby agrees that upon receipt of a Letter of Credit from Lessee in an amount equal to the APU Cash Deposit currently being held by Lessor (i) issued by (*) and substantially in the form of Schedule III attached hereto; and (ii) confirmed by (*) branch and substantially in the form of Schedule II attached hereto (the "APU Letter of Credit"), Lessor shall apply the amount of the APU Cash Deposit currently being held by Lessor towards the obligations of Lessee under the Side Letters (as defined in Exhibit A attached hereto) and any remaining amount of the APU Cash Deposit currently being held by Lessor following such application shall be credited towards the Rent and (*) due and payable with respect to the Aircraft in the order that such amounts become due and payable under the Lease.

     6. Lessor and Lessee hereby expressly agree that Lessor may draw down the APU Letter of Credit following (i) the occurrence of an Event of Default under the Lease, and/or (ii) the failure of Lessee to return the APU in compliance with the return conditions provided for in the Lease.

   (*)

     8. The provisions of Section 15.8 of the CTA shall apply to this Letter Agreement as if the same were set out in full herein.

     [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Aircraft Lease Agreement

between the Company and RBS Aerospace Limited

dated April 8, 2005

Execution Version

Dated April 8, 2005

RBS AEROSPACE LIMITED
as Lessor

GOL TRANSPORTES AÉREOS S.A.
as Lessee

AIRCRAFT LEASE AGREEMENT

relating to the leasing of
one Boeing 737-700 aircraft
manufacturer's serial number 29904

McCann FitzGerald
Solicitors
2 Harbourmaster Place
International Financial Services Centre
Dublin 1
GOR\971813.5

SCHEDULE 6

REDELIVERY SUPPLEMENTAL RENT ADJUSTMENTS

1. Engine Life Limited Parts: Lessee shall compensate Lessor for each Engine Life Limited Part in respect of the Cycles of Manufacturer's total approved life used. Compensation for each Life Limited Part shall be calculated as follows: (*) of Manufacturer's catalogue price at the Redelivery Date multiplied by (the actual Cycles since new for such Life Limited Part at Redelivery Date divided by (*) of the Manufacturer's total approved life in Cycles). The compensation for each Engine shall be the aggregate of the compensations for each Engine Life Limited Part installed in such Engine.

Simultaneously, Lessor shall credit to Lessee the full amount retained by Lessor at the Redelivery Date in the corresponding Supplemental Rent fund for Engine Life Limited Parts replacement.

2. APU Life Limited Parts: Lessee shall compensate for each APU Life Limited Part in respect of the Cycles of Manufacturer's total approved life used. Compensation for each Life Limited Part shall be calculated as follows: (*) of Manufacturer's catalogue price at the Redelivery Date multiplied by (the actual Cycles since new for such Life Limited Part at Redelivery Date divided by (*) of the Manufacturer's total approved life in Cycles). The compensation for the APU shall be the aggregate of the compensation for each APU Life Limited Part installed in such APU.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

Aircraft Lease Agreement

between the Company and (*)

dated February 20, 2006

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

AIRCRAFT LEASE AGREEMENT

Dated February___, 2006

between

(*)

as Lessor

and

GOL TR ANSPORTES AÉREOS S.A.

as Lessee

Lease of one Boeing 737-700

Manufacturer's Serial No: 28012

Make and Model of Engines: CFM56-7B22

Serial Numbers of Engines: 888865 and 888866

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

CLAUSE 7.	FEES AND EXPENSES	24

CLAUSE 8.	GENERAL UNDERTAKINGS	25
8.1.	Duration	25
8.2.	Notice of Default; Certificate	25
8.3.	Financial and Other Information	26
8.4.	Existence	26
8.5.	Post-Delivery Authorizations	26

CLAUSE 9.	OPERATIONAL UNDERTAKINGS	27
9.1.	Registration, Title and Nameplates	27
9.2.	Liens	28
9.3.	Possession and Subleases	29
9.4.	Information and Records	30
9.5.	Lawful and Sale Operation	31
9.6.	Right of Inspection	32
9.7.	Cape Town Convention	32

CLAUSE 10.	MAINTENANCE AND REPAIR	32
10.1.	General	32
10.2.	Specific Requirements	33
10.3.	Substitution of' Parts; Ownership	34
10.4.	Pooling of Parts	35
10.5.	Permitted Modifications	35

CLAUSE 11.	ENGINES	36
11.1.	General Principles	36
11.2.	Removal of Engines	37

CLAUSE 12.	TITLE	38

CLAUSE 13.	MANUFACTURER'S WARRANTIES	38

CLAUSE 14.	INSURANCES	38
14.1.	Obligation to Insure	38
14.2.	Insurance with Respect to the Aircraft	38
14.3.	Terms Specific to Hull Insurance	39
14.4.	Liability Insurance with Respect to the Aircraft	39
14.5.	Provisions Relating to all Insurance	40
14.6.	Information	41
14.7.	Additional Insurance; No Lien	41
14.8.	Failure to Insure	42
14.9.	Settlement of Claims	42
14.10.	Assignment	43
14.11.	Post Termination	43

14.12	Reinsurance	43

CLAUSE 15.	LOSS, DAMAGE AND REQUISITION	43
15.1.	Total Loss of Aircraft or Airframe	43
15.2.	Total Loss of Engine(s)	44
15.3.	Other Loss or Damage	44
15.4.	Requisition	44

CLAUSE 16.	DEFAULT	45
16.1.	Classes of Events	45
16.2.	Lessor's Rights	48

CLAUSE 17.	PAYMENTS ON EVENT OF DEFAULT	50
17.1.	Payments.	50
17.2.	Further Notices	52

CLAUSE 18.	REDELIVERY	52
18.1.	Redelivery	52
18.2.	Condition of Aircraft and the Aircraft Documents	52
18.3.	Inspection; Corrections; Additional Work	53
18.4.	Compliance after Term	54
18.5.	Deregistration and Export	54
18.6.	Ferry Flight	54

CLAUSE 19.	INDEMNITIES	55
19.1.	General Indemnities	55
19.2.	General Tax Indemnity	56
19.3.	Notice and Contest Rights	57
19.4.	Value Added Tax	58
19.5.	Payments on After-Tax Basis	58
19.6.	No Deductions or Withholdings	58
19.7.	Tax Benefit	59
19.8.	Reports	59
19.9.	Continuation of Indemnities	60
19.10.	Computations	60
19.11.	Forms	60

CLAUSE 20.	FURTHER PROVISIONS	60
20.1.	Nature of Lessee's Obligations	60
20.2.	Benefit of Agreement	60
20.3.	Further Assurances	61
20.4.	Rights Cumulative; Waivers; Variation; Counterparts; Language	62
20.5.	Delegation	62
20.6.	Evidence of Indebtedness	62
20.7.	Applications of Moneys	62

20.8.	Notices	62
20.9.	Invalidity of any Provision	63
20.10.	Lessor's Right to Remedy	63
20.11.	Entire Agreement	63
20.12.	Governing Law	63
20,13.	Submission to Juisdiction	63
20.14.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999.	64

SCHEDULE 1	AIRCRAFT DESCRIPTION

SCHEDULE 2	ACCEPTANCE CERTIFICATE

SCHEDULE 3	CERTIFICATE

SCHEDULE 4	REDELIVERY CONDITION

SCHEDULE 5	MAINTENANCE STATUS REPORT

SCHEDULE 6	FORM OF DEREGISTRATION POWER OF ATTORNEY

SCH.EDULE 7	DELIVERY CONDITIONS

SCHEDULE 8	FORM OF IRREVOCABLE LETTER OF CREDIT

SCHEDULE 9	PAYMENTS

     "Redelivery Date" means the day on which Lessee is obligated under the terms of this Agreement to return the Aircraft to Lessor; provided that for purposes of calculating payments to be made under Schedule 9, Redelivery Date shall be the day on which the Aircraft is returned to Lessor.

     "Rent" means Basic Rent and Supplemental Rent.

     "Return Location" has the meaning provided in Clause 18.1.

     "Revenue Service Date" means the date on which the Aircraft may be placed in revenue service after fulfillment of all the conditions set forth in Clauses 3.1 and 3.4.

     "Scheduled Delivery Date" means March 25, 2006.

     "Security" has the meaning provided in Clause 6.2.

     "Security Documents" means any and all assignments by way of security or mortgage entered into by Lessor of any or all of Lesson's right title and interest in and to the Aircraft, this Agreement and/or the other Lessee's Documents from time to time granted by Lessor in favor of any Lender.

     "State of Incorporation" means Federative Republic of Brazil.

     "State of Registration" means Federative Republic of Brazil

     "Supplemental Rent" means all amounts, liabilities and obligations (other than Basic Rent) which Lessee assumes or agrees to pay under this Agreement or any other Lessee's Document to Lessor or others, including, without limitation, any amounts payable under Clause 6.3, Security and Agreed Value.

     "Tax Idemnitee" means Lessor and if any such person is treated as a partnership, a disregarded entity or other pass-through entity for tax purposes (each, a "Pass-Through Entity"), any person who owns, directly or indirectly through one or more Pass-Through Entities, an interest in such Pass-Through Entity.

     "Taxes" means all present and future taxes, levies, imposts, duties, withholdings, fees or charges or any nature whatsoever, and wheresoever imposed, including, without limitation, value added tax, consumption tax or any other tax in respect of added value or any income (including, without limitation, gross income, minimum, alternative minimum, capital gains income, gross receipts and net receipts), franchise, transfer, sales, use, business, occupation, excise, personal property, real property, stamp or other tax imposed by a taxing authority of any country, or governmental subdivision thereof or therein or by any international authority, together with any penalties, additions to tax, fines or interest with respect to any of the foregoing; and "tax" and "taxation" shall be construed accordingly.

     "Term" means the period commencing on the Delivery Date and ending on the Termination Date.

     (d) LESSEE UNCONDITIONALLY AGREES TO WAIVE ANY RIGHTS (WHETHER BY WAY OF DAMAGES, SPECIFIC PERFORMANCE OR OTHER AVAILABLE REMEDIES) THAT IT MAY HAVE UNDER ANY APPLICABLE LAW AGAINST ANY INDEMNITEE FOR ANY LOSS LESSEE MAY SUFFER DUE TO ANY DEFECTS IN THE AIRCRAFT OR ANY PART THEREOF WHETHER LATENT, INHERENT OR OTHER WISE AND WHETHER OR NOT DISCOVERABLE AT DELIVERY.

     (e) LESSEE UNCONDITIONALLY AGREES WAIVE ANY RIGHTS (WHETHER BY WAY OF DAMAGES, SPECIFIC PERFORMANCE OR OTHER AVAILABLE REMEDIES) THAT IT MAY HAVE UNDER ANY APPLICABLE LAW AGAINST ANY INDEMNITEE FOR MAINTENANCE CONTRIBUTIONS OTHER THAN AS SET. FORTH IN CLAUSES 4.5(C) AND (D) TOWARDS ANY REPAIR WHETHER MAJOR OR MINOR IN KIND WITH THE RESPONSIBILITY FOR CARRYING OUT SUCH REPAIRS FALLING SOLELY ON LESSEE.

      5.2 Deficiencies and Delays. Lessee agrees that, from and after the Delivery Date, Lessor shall not be liable for any liability, claim, proceeding, loss, damage, fee, cost or expense of any kind caused directly or indirectly by, or associated with, the Aircraft or any part thereof, any inadequacy of the Aircraft for any purpose or any deficiency or defect therein, the use or performance of the Aircraft, any maintenance, repairs, replacement or modification to the Aircraft or for any interruption or loss of service or use of the Aircraft or any loss of business or other consequential damage or any damage whatsoever relating to such matters.

      5.3. Repairs and Replacement, If the Aircraft or any part thereof is lost, confiscated, damaged, destroyed or otherwise rendered unfit or unavailable for use after Delivery, Lessor shall not be liable to repair the same or to supply any equipment in substitution therefor.

CLAUSE 6. RENT AND OTHER PAYMENTS.

6.1. Rent.

     (a) Basic Rent. On each Basic Rent Payment Date, Lessee will pay to Lessor as Basic Rent an amount equal to (*) provided, however, that if the (*), US Semi 30/360 "Mid" swap rate as set forth on the Bloomberg Government IRSB page (the "Swap Rate") at 11:00 a.m., New York time on the second Business Day before the Delivery Date is greater than (*), Basic Rent shall be the sum of (1) (*) and (2) the product of (x) the number of basis points by which the Swap Rate exceeds (*) and (y) (*).

     (6) Supplemental Rent. Lessee also agrees to pay to Lessor or to whomsoever shall be entitled thereto in accordance with the terms hereof, any and all Supplemental Rent promptly as the same shall become due and owing, and in the event of any failure on the part of Lessee to pay any Supplemental Rent, Lessor shall have all rights, powers and remedies provided for herein or by law or equity as in the case of non-payment of Basic Rent. Lessee will also pay to Lessor, as Supplemental Rent, interest at the Default Rate (all computations of interest under this Agreement. to be made on the basis of a 360-day year and the actual number of days elapsed)

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

on any part of any installment of Basic Rent not paid on the due date thereof for any period for which the same shall be overdue and on any payment of Supplemental Rent not paid when due hereunder for the period for which the same shall be overdue.

6.2. Security.

     (a) Initial Payment. On or before the date of this Agreement, Lessee shall have paid to Lessor (*), it being agreed that on the Delivery Date, Lessor shall apply such amount of Supplemental Rent towards the first month's payment of Basic Rent. On or before the Delivery Date, Lessee shall pay as Supplemental Rent to Lessor the amount of (*) (the foregoing amounts of Supplemental Rent together with all other and further payments made to Lessor under this Clause and any letter of credit delivered under this Clause, the "Security"). The cash Security shall be the absolute property of Lessor and may at Lessor's discretion be commingled with Lessor's other funds. Accordingly, no interest will accrue or be paid to Lessee in respect of the Security.

     (b) Application. If Lessee fails to comply with any of its obligations under any of Lessee's Documents or is otherwise in default thereunder and, in either case, any applicable grace periods referred to in Clause 16.1 have expired, Lessor may apply all or any portion of the Security in or towards satisfaction of any sums due to Lessor by Lessee or to compensate Lessor for any sums that it may in its discretion expend as a result of any such failure or default by Lessee. If Lessor so applies all or any portion of the Security, such application shall not be deemed a cure or waiver of any such failure or default, and Lessee shall immediately, upon written demand therefor, (i) pay to Lessor as Supplemental Rent an amount equal to the amount so applied or (ii) cause the amount available for drawing under the letter of credit to be increased to (*).

     (c) Letter of Credit. At any time on or after the earlier of (i) the third Basic Rent Payment Date following the Delivery Date and (ii) the date on which a transfer of the type contemplated in Clause 20.2 has been completed, Lessee may deliver to Lessor a letter of credit complying with the requirements of this Clause. Upon receipt of such letter of credit, Lessor shall apply an amount equal to the lesser of (x) the stated amount of such letter of credit and (y) amounts paid to Lessor under this Clause less amounts applied or paid to Lessee under this Clause towards the payment of Basic Rent as such payments of Basic Rent become due and owing. Any letter of credit so provided shall permit multiple drawings thereunder in an aggregate amount not to exceed the stated amount for application as provided in this Clause 6.2, have a term of not less than twelve months and otherwise be substantially in the form of Schedule 8. Any such letter of credit shall be issued by, or if confirmed, confirmed by, a financial institution acceptable to Lessor and must be presentable for drawing in London or New York. Not later than five Business Days before the expiration date of any letter of credit held as Security, Lessee shall either (i) pay to Lessor Supplemental Rent equal to the stated amount of such letter of credit or (ii) provide to lessor a replacement letter of credit satisfying the requirements of this clause (c) or an amendment to such letter of credit in form and substance acceptable to Lessor extending the term thereof for not less than the earlier of twelve months and 30 days after the Expiry Date, as the case may be. The letter of credit may only be transferred or assigned if this Agreement is transferred or assigned pursuant to Clause 20.2 hereof.

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

     6.3 Lessee Payments. On the Redelivery Date, Lessee shall pay to Lessor as Supplemental Rent the amounts payable by Lessee under Clauses 1(b), 2(b), 3(b), 4(b) and 5(b) of Schedule 9.

     6.4. Payment Obligations Unconditional. Lessee's obligation to pay Rent shall be absolute and unconditional irrespective of any contingency whatsoever including, without limitation, (i) any right of set-off, counterclaim, recoupment, defense, withholding or other right Lessee may have against Lessor or any other person, (ii) any unavailability of the Aircraft for any reason, (including, without limitation, a requisition thereof not constituting a Total Loss) or any prohibition or interruption of or other restriction against Lessee's use, operation or possession of the Aircraft, any interference with such use, operation or possession or any lack or invalidity of title or any other defect in the title, airworthiness, merchantability, fitness for any purpose, condition, design or operation of any kind or nature of the Aircraft, or the ineligibility of the Aircraft for any particular use or trade, or for registration or documentation under the laws of any relevant jurisdiction, or the Total Loss of, or any damage (not constituting a Total Loss) to, the Aircraft, (iii) any insolvency, bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings by or against Lessor or Lessee, (iv) any invalidity or unenforceability or lack of due authorization of, or other defect in, this Agreement or any of the other Operative Documents, (v) any failure or delay on the part of any party hereto or of Lessor or any Lender duly to perform or comply with its obligations under this Agreement or any Operative Document, and (vi) any other cause that, but for this provision, would or might have the effect of terminating, discharging or in any way affecting any obligation of Lessee hereunder. Nothing in this Clause 6.4 will be construed to extinguish or otherwise limit Lessee's right to institute legal proceedings against Lessor in the event of Lessor's breach of this Agreement.

     6.5. Currency of Payments, All payments hereunder shall (except in any case where Lessee is obliged to pay any amount to Lessor or indemnify or reimburse an Indemnitee in respect of any amount, and such amount is denominated in another currency, in which case Lessee shall pay such amount in such other currency) be made in US Dollars in immediately available funds on the due date for payment settled through the New York Clearing House System (or such other funds as may for the time being be customary for the settlement in New York City of international payment in dollars).

     6.6. Currency Indemnity. If, under any applicable law, whether as a result of judgment against Lessee or the liquidation of Lessee or for any other reason, any payment under or in connection with this Agreement is made or is recovered in a currency (the "other currency") other than the currency (the "currency of obligation") in which it is payable pursuant to this Agreement then:

     (i) to the extent that the payment (when converted into the currency of obligation at the rate of exchange on the date of payment or, in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount unpaid under this Agreement, Lessee shall, as a separate and independent obligation, fully indemnify Lessor and any other person entitled to such payment against the amount of the shortfall;

     (g) obtain and maintain in full force all certificates, licenses, permits and authorizations from time to time required for the use and operation of the Aircraft, and for the making of payments required by, and the compliance by Lessee with its other obligations under the Lessee's Documents and will ensure that the Habitual Base remains the habitual base of the Aircraft, except with the prior written consent of Lessor; and

     (h) not use, operate, or locate the Aircraft or suffer or permit the Aircraft to used, operated or located during the Term in any manner not covered by the insurances require hereby or in any area excluded from coverage by such insurances or in any manner which would prejudice the interests of the Indemnitees in such insurances, the Aircraft, any Engine or any Part.

     9.6. Right of Inspection. Lessee shall procure that Lessor and each Lender (or the authorized representative of any of the foregoing) at any time during normal business hours (or at any other time mutually agreed to by Lessor and Lessee) may on reasonable notice inspect the Aircraft and the Aircraft Documents or any part thereof to ascertain the condition of the Aircraft or any part thereof and satisfy itself that the Aircraft is being properly repaired and maintained in accordance with the terms of this Agreement; provided, however, that, so long as no Event of Default shall have occurred and he continuing, any such inspection shall not interfere with the normal commercial operations of the Aircraft. The cost and expenses of any such inspection shall be borne by (i) Lessee if an Event of Default has occurred and is continuing if Lessee is thereby shown to be in breach of its obligations under this Agreement, (ii) Lessee if such inspection is canceled by Lessee for any reason under its control and (iii) otherwise by the party making the inspection. All time taken in respect of inspection or repairs shall form part of the Term. Neither Lessor nor any Lender shall have any obligation to make any inspection.

     9.7. Cape Town Convention. At the request of Lessor or Lender, Lessee, at its own cost, shall, in the event the Cape Town Convention is ratified by the State of Registration, comply with the Cape Town Convention and shall make such filings as may be required to protect and perfect the interests of Lessor and Lender in respect of the Aircraft.

CLAUSE 10. MAINTANANCE AND REPAIR.

10. 1. General. Lessee shall at all times during the Term:

     (a) keep the Aircraft or procure that the Aircraft is kept airworthy in all respects and in good repair and condition (fair wear and tear excepted);

     (b) maintain the Aircraft or procure that the Aircraft is maintained, repaired and overhauled in accordance with the Maintenance Program through the Approved Maintenance Performer and perform or procure performance of (at the respective intervals provided in the Maintenance Program) all C-Cheeks, D-Checks, Engine Shop Visits, APU Shop Visits and Landing Gear Overhauls and the workscope and life-limited Parts to be used in connection with any maintenance event shall be subject to review of, and revision by, Lessor, and Lessor shall provide any such revisions within ten Business Days of receipt of notice of such maintenance event pursuant to Clause 9.4(d);

SCHEDULE 4

REDELIVERY CONDITIONS

     At the time of its redelivery to Lessor under this Agreement the Aircraft shall, subject to fair wear and tear in accordance with limits under the Maintenance Program, comply with the following conditions:

     1. General Condition

     (a) The Aircraft shall:

     (i) be clean by commercial airline standards;

     (ii) have installed thereon the full complement of Engines and other equipment, parts and accessories as delivered;

     (iii) be (A) in a condition suitable for operating in commercial airline service, (B) in as good an operating condition as when delivered to Lessee under this Agreement, and (C) in compliance with all applicable law relating to environmental protection imposed by the Aviation Authority;

     (iv) have no deferred maintenance items, carryovers, watch items or discrepancies under the Maintenance Program and have no Parts which are not serviceable or are in inoperative condition;

     (v) have undergone, immediately prior to redelivery, a full and complete zonal, structural and systems C-Check (including all lower checks or equivalent inspections) sufficient to clear the Aircraft for at least (*) Flight Hours, (*) Cycles and (*) months of unrestricted operation until the next scheduled C-Check or equivalent inspection under the Maintenance Planning Document. All routine and non-routine maintenance items will be corrected during the C-Check and no deferred or carryover items will exist upon redelivery to Lessor. In the event that the Aircraft has been part of a sampling program, all maintenance tasks that would have been required had it not been part of such sampling program will be complied with;

     (vi) have had carried out thereon all Airworthiness Directives (without regard to any exemptions or waivers, waiving or delaying compliance therewith) that have an effective date for compliance prior to the Expiry Date or falling due within 90 days thereafter and have had rectified any irregularities or defects found during any inspections required thereunder, and, in the event that any such Airworthiness Directives require terminating action as the only option of compliance, Lessee shall have completed such termination action;

     (vii) in the event that Lessee has received the necessary modification kit with respect to any vendor and/or manufacturer's service bulletin modification, and to the extent that any such kit is appropriate for the Aircraft and has not been installed prior to the Termination Date (other than as a consequence of a Total Loss) such kit shall be furnished free of charge to

CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

SCHEDULE 9

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BY GOL LINHAS AÉREAS INTELIGENTES

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CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES

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BY GOL LINHAS AÉREAS INTELIGENTES

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CONFIDENTIAL TREATMENT REQUESTED
BY GOL LINHAS AÉREAS INTELIGENTES